FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

to

ANNUAL REPORT

of

QUEENSLAND TREASURY CORPORATION

(registrant)

a Statutory Corporation of

THE STATE OF QUEENSLAND, AUSTRALIA

(co-registrant)

(names of registrants)

Date of end of last fiscal year:

June 30, 2016

SECURITIES REGISTERED

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
Global A$ Bonds	A$185,032,000	None (1)
Medium-Term Notes	US$—	None (1)

(1)	This Form 18-K/A is being filed voluntarily by the registrant and co-registrant.

Names and addresses of persons authorized to receive notices and communications on behalf of the registrants from the Securities and Exchange Commission:

Philip Noble	Jim Murphy
Chief Executive	Under Treasurer of the State of Queensland
Queensland Treasury Corporation	Level 38, 1 William Street
Level 31, 111 Eagle Street	Brisbane, Queensland 4000
Brisbane, Queensland 4000	Australia
Australia

EXPLANATORY NOTE

The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by attaching hereto as Exhibit (c)(xi) an announcement entitled “Queensland election results: Australian Labor Party returns to Government”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia, on the 8th day of December, 2017.

QUEENSLAND TREASURY CORPORATION

By:	/s/ Grant Bush
	Name:	Grant Bush
	Title:	Acting Chief Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia, on the 8th day of December, 2017.

GOVERNMENT OF QUEENSLAND

By:	/s/ Jim Murphy
	Title:	Under Treasurer

INDEX TO EXHIBITS

Exhibit (c)(xi)	-	Announcement entitled “Queensland election results: Australian Labor Party returns to Government”.